# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Bulk Carriers Corp., CIK 0001386716
CUSIP: Y8162K204
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: C/o Star Bulk Management Inc., 40 Agiou Konstantinou Str, Maroussi, Athens, Greece (J3), 15124
Date of event which requires filing of this statement: 10/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001560220
Persons authorized to receive notices and communications: Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Famatown Finance Limited (CIK 0001560220): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 13,571,000; sole dispositive power 0; shared dispositive power 13,571,000; aggregate amount beneficially owned 13,571,000 (11.84% of the class)
- Greenwich Holdings Limited (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,571,000; sole dispositive power 0; shared dispositive power 13,571,000; aggregate amount beneficially owned 13,571,000 (11.84% of the class)
- C.K. Limited (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,571,000; sole dispositive power 0; shared dispositive power 13,571,000; aggregate amount beneficially owned 13,571,000 (11.84% of the class)
  Comment: C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Star Bulk Carriers Corp.
Address of issuer's principal executive offices: C/o Star Bulk Management Inc., 40 Agiou Konstantinou Str, Maroussi, Athens, Greece (J3), 15124
Comment: The common shares, par value $0.01 per share (the "Common Shares") of Star Bulk Carriers Corp. (the "Issuer") to which this Schedule 13D (this "Schedule 13D") relates were previously reported by the Reporting Persons (as defined below) on Schedule 13G filed with the Securities and Exchange Commission on March 18, 2025, as amended on May 5, 2025 (the "Schedule 13G"). This Schedule 13D shall be deemed to be a conversion of such Schedule 13G set forth above pursuant to Rule 13d-1(e) under the Act.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following:

(i) Famatown Finance Limited ("Famatown");
(ii) Greenwich Holdings Limited ("Greenwich Holdings"); and
(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the "Reporting Persons." Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.
Residence or business address:
The address of Famatown's principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of Greenwich Holdings' principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of C.K. Limited's principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP.
Present principal occupation or employment:
Famatown Finance Limited

The principal business of Famatown is acting as an investment holding company. The name and present principal occupation of Famatown's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Costas Saveriades - Director - Mr. Saveriades' principal business address is Iris House, 7th Floor, 740B, 8 John Kennedy Street, 3106 Limassol, Cyprus.

Christophis Koufaris - Director - Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

Greenwich Holdings Limited

The principal business of Greenwich Holdings is acting as an investment holding company. The name and present principal occupation of Greenwich Holdings' directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Kyriacos Kazamias - Director - Mr. Kazamias principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

Christophis Koufaris - Director - Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

C.K. Limited

The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name and present principal occupation of C.K. Limited's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Elena Georgiou Varnava - Alternate Director to Christakis Theodoulou - Ms. Georgiou Varnava's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

JTC Directors Limited - Corporate Director - JTC Directors Limited's business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.

Castle Directors Limited - Corporate Director - Castle Directors Limited's principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship:
Famatown

Mr. Theodoulou is a citizen of Cyprus.
Mr. Saveriades is a citizen of Cyprus.
Mr. Koufaris is a citizen of Cyprus.

Greenwich Holdings

Mr. Theodoulou is a citizen of Cyprus.
Mr Kazamias is a citizen of Cyprus
Mr. Koufaris is a citizen of Cyprus.

C.K. Limited

Mr. Theodoulou is a citizen of Cyprus.
Ms. Georgiou Varnava is a citizen of Cyprus.
JTC Directors Limited is organized in Jersey.
Castle Directors Limited is organized in Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source of funds for the purchases of 13,571,000 Common Shares of the Issuer held in the account of Famatown was $214,179,579 representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 3, 2025, Mr. Mikkel Storm Weum, an investment director of Seatankers Management AS ("Seatankers"), an entity that is related to the Reporting Persons, was appointed as a director of the Issuer (the "Director"). A copy of the Issuer's press release is attached as Exhibit B.

The Common Shares that the Reporting Persons may be deemed to beneficially own are held for investment or other purposes, but as the Director is both a director of the Issuer and an investment director of Seatankers, the Reporting Persons may be deemed to have control over the management and policies of the Issuer. In the future, the Reporting Persons may be involved in and may plan for his involvement in any or all of the following:

(a) The acquisition of additional Common Shares of the Issuer, or the disposition of Common Shares of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Representatives of the Reporting Persons may engage in discussions from time to time with the Board and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. The Reporting Persons may effect transactions that would change the number of shares it may be deemed to beneficially own. The Reporting Persons have acquired Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following sentence is based on 114,655,311 Common Shares outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K which was filed with the U.S. Securities and Exchange Commission on August 7, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 13,571,000 shares of common stock, which constitutes approximately 11.84% of the outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Famatown may be deemed to be the owner of 13,571,000 Common Shares, constituting 11.84% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 13,571,000 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 13,571,000 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 13,571,000 Common Shares, constituting 11.84% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 13,571,000 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 13,571,000 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 13,571,000 Common Shares, constituting 11.84% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 13,571,000 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 13,571,000 Common Shares.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement
Exhibit B - Issuer Press Release, dated October 3, 2025

## Signatures
- Famatown Finance Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/06/2025)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/06/2025)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/06/2025)